.SUPPLEMENT NO. 3 TO PROSPECTUS DATED MAY 1, 1997.

This supplement ("Supplement") to the Prospectus ("Prospectus") updates the Prospectus of West Coast Realty Investors, Inc. (the "Company") dated May 1, 1997. This Supplement is part of and must accompany the Prospectus. The date of this supplement is July 21, 1997.

This Supplement amends and supersedes the corresponding sections of the Prospectus, and Supplements 1 and 2 to such prospectus; however, subject to the qualification above, the Prospectus continues to control the terms of the offering, and all provisions thereof not supplemented or amended hereby remain pertinent to the offering and are incorporated herein by reference. Accordingly, current subscribers and prospective investors should read both the Prospectus and this Supplement No. 3 very carefully. All capitalized items used in this Supplement have the same meaning ascribed to them in the Prospectus unless otherwise indicated herein.

 The following supplements the Cover Page and pages 1, 4, 8 ("Prior Experience in Raising Funds"), and 68 ("Plan of Distribution") of the Prospectus

As of July 21, 1997, the Company has sold 542,360 Shares ($5,418,419) in this offering.

The following supplement page 21 of the Prospectus ("Use of Initial Capital").

The Company intends to use the net proceeds of this offering, which will be not less than a minimum $4,768,000 as of July 21, 1997, and a maximum $13,300,000 for the purchase of Properties, for the payment of Acquisition Fees, and for the establishment of appropriate reserves. See "Estimated Use of Proceeds."

  The following supplements page 23("Dividends") and page 45 ("Liquidity and Capital Resources") of the Prospectus.

The Company waived a portion of its Advisory Fees from January 1, 1997 to March 31, 1997. The amount waived was $26,043. The effect of this was to increase Dividends approximately $.01 to $.02 per Share for the quarter ended March 31, 1997.

 The following supplements the "Dividends" portion of INVESTMENT OBJECTIVES AND POLICIES section of the Prospectus, beginning on page 23, and continuing to page 24.

Dividends totaling $325,906  were paid on April 15, 1997, for shareholders of
record on January 1, February 1, and March 1, 1997.   Dividends totaling
$362,441 were paid on July 15, 1997 for shareholders of record on April 1, May 1, and June 1, 1997.

Approximately 37% of these dividends constituted a return of capital. The dividend payments are summarized below:

Record           Date              Per            Outstanding       Total
Date             Paid             Share             Shares         Dividend
------         -------           -------         ------------    -----------
01/01/97          4/15/97      $0.0666           1,550,607        $  103,270
02/01/97          4/15/97       0.0666           1,671,442           111,318
03/01/97          4/15/97       0.0666           1,671,442           111,318
04/01/97          7/15/97       0.0666           1,810,916           120,607
05/01/97          7/15/97       0.0666           1,815,579           120,917
06/01/97          7/15/97       0.0666           1,815,579           120,917


The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 29.

OPTO-22 PROPERTY

The existing lease on the OPTO-22 building expired on April 30, 1997. Thirty days previous to the lease expiration date, the Company gave the tenant, OPTO-22, a legal notice of such lease termination. Notwithstanding such notice, the sub-tenant of the tenant, Claremont School, failed to vacate the premises and is still in occupancy. In fact, Claremont School filed for protection under Chapter 11 Bankruptcy. OPTO-22 is pursuing the eviction of Claremont through the Federal Bankruptcy and California State Courts, and until Claremont is ordered to vacate the premises, OPTO-22 continues to be liable to the Company
for the payment of rent.   In addition, OPTO-22 is liable to the Company for
reimbursement of its legal fees in connection with its effort to gain possession of the premises from OPTO-22 (and Claremont) as well as its obligation to restore the premises to the condition existing when the property was originally leased in 1987 (normal wear and tear expected) and for the removal of any interior additions to the building not desired by Company's management.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 31.

NORTH PALM STREET PROPERTY

As of July 21, 1997, the Company ("Seller") is negotiating the sale of the North Palm Street Property to a unrelated buyer. The sale was unsolicited and is partially contingent on the Seller utilizing the Internal Revenue Service Code Section 1031 to facilitate a tax free exchange. However, if the Seller does not locate an exchange property by October 31, 1997, the Buyer may close escrow with no Section 1031 tax free exchange requirement. The total sales price is $2,515,860 in cash. The Seller must pay off the existing lender of the first deed of trust which as of June 30, 1997 totaled $975,309. Additionally, the Buyer has agreed to contribute an additional $15,000 to prepay the mortgage loan.

Pro forma financial statements do not reflect the affects of the possible sale due to the uncertainties regarding the date the transaction will take place, and the uncertainties of a possible tax free exchange.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 40.

TYCOM PROPERTY

The Company is negotiating the refinancing of the existing short term promissory note on the Tycom Property loan which matures on February 1, 1998. The terms of the prospective lender of the new first deed of trust loan are as follows:

Lender:   Union Bank of California, N.A.
Loan Amount:   $2,312,500
Interest Rate: Variable Rate - margin is 1.9% over the 3 month LIBOR with right to convert after the first year. The conversion margin would be 1.9% over selected Treasury Rate for the selected loan term.
Loan Term:     Ten year term
Amortization:  Twenty-five years
Monthly Debt Service:  $17,469
Other:    Recourse is only to West Coast Realty Investors, Inc.;  The Company must maintain a minimum net worth of $5,000,000; loan fees and a majority of the administrative expenses are being paid by the former owner from whom the Company purchased the property.

ROSEVILLE PROPERTY

    In late August or early September 1997, the Company intends on acquiring the investment described below (the "Roseville Property" or the "Property"). The funds to acquire the Roseville will result from the Section 1031 tax free exchange of the Brea property (as described above), plus additional proceeds resulting from the sale of the Company's Shares in the current offering. No debt financing will be used in connection with the Roseville acquisition.

     Description. The Roseville Property is currently under construction, and an official address has not yet been assigned to the Property. Construction is expected to be completed by August 15, 1997, with the Company taking ownership of the Property two to three weeks later when an occupancy permit is issued. The Property is located at the corner of Stanford Ranch Road and Fairway Drive in Roseville, California. Roseville is a city of 59,700 residents (1997 Sacramento Area Council of Governments estimate) located in the Sacramento region of Northern California.

     The property is located on a lot size of .87 acres (approximately 37,900 square feet). This site is part of a larger shopping center which includes well-known retailers such as Costco, Toys 'R Us, Shell Gasoline, Ross Dress For Less, and McDonald's Restaurants. The total lot size is approximately
8.66 acres (378,000 square feet).   There are 61 parking spaces assigned to
this site, with the property also enjoying the use of hundreds of other parking spaces located within the larger shopping center. The building size is expected to total 5,133 square feet.

    The sole tenant of the Property will be Applebee's Restaurant. Applebee's is a well-known, national franchise of sit-down casual restaurants. This particular Applebee's is being developed by, and acquired from, Christian Knox (an individual and unrelated third party), and the restaurant franchise will be owned and operated by him in a sale-leaseback arrangement. Mr. Knox has seven Applebees and nine Burger King franchises, as evidence of his experience in this industry.

   The lease on the property will commence upon the concurrent issuance of the Certificate of Occupancy and transfer of the Property to the Company. The lease is a 20 year triple net lease, including provisions for collection of common area charges that will be assessed by the shopping center owner. Lease payments are initially $14,333.33 per month ($172,000 per year) with rental increases scheduled every five years at the rate of 12 /%. Assuming the lease were to commence September 1, 1997, the lease payments on a calendar year basis are noted below:

          1997                               $     57,333
          1998-2001                               172,000
          2002                                    179,167
          2003-2006                               193,500
          2007                                    201,563
          2008-2011                               217,688
          2012                                    226,758
          2013-2016                               244,898
          2017 (through September 1)              163,266

     Mr. Knox has personally guaranteed the lease and has provided documentation demonstrating a personal net worth in excess of $10 million.

     Property Operations. The Roseville Property will be managed by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Company. WCRM will charge the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant will be obligated to pay property taxes, property tax in the first full year of operations is estimated to be $20,000 (approximately
1% of the sales price).

     Terms of Purchase. Total consideration expected to be paid by the Company for the Roseville property is $2,067,000. This cost is expected to include the $1,950,000 sales price payable to the Seller/Operator, $7,000 in estimated legal, appraisal, and closing costs, and a $110,000 Acquisition Fee payable to the Advisor. In addition, a yet undetermined amount is expected to be received from the Seller/Operator as a security deposit. The sale is expected to be paid for from approximately $1,500,000 received from the disposition of the Brea property (as described above), with the balance (approximately $567,000) from the proceeds resulting from the sale of the Company's shares in the current offering.

     The purchase price was arrived at through arms-length negotiations with the Seller/Operator.

     General.   The computation of depreciation for the Roseville Property will be based on the cost of the property, including Acquisition Fees and Expenses. The allocation of the cost of the Property to various asset categories will be estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

     Due to significant contingencies that still exist in connection with the transaction, pro forma financial results of the Company are not available at this time.

 The following supplements or amends the "MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" Section of the Prospectus, beginning on page 41.

As of July 21, 1997, the Company has raised $14,462,708 in capital from prior offerings and $5,418,419 from the current offering. An additional $317,333 has been raised in the current offering for sales between June 24, 1997 and July 21, 1997; these funds are expected to be released from escrow in to October, 1997.

RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

Operations for the quarter ended March 31, 1997 represented a full quarter of rental operations for all properties except Tycom which was owned for two and one-half months.

The net income for the quarter ended March 31, 1997 continued to be significantly larger than the prior quarter's amount due to the raising of additional funds and investment of such funds in additional income producing properties. The Company did not have any adverse events that significantly impacted net income during the quarter ended March 31, 1997, and all properties that have been purchased by the Company have operated at levels equal to current expectations. All tenants were current on their lease obligations.

Rental revenue increased $140,282 (24%) due to a full quarter ownership of the Java City property and two and one-half months of the Tycom property (as compared to no ownership of these properties during the quarter ended March 31,
1996). Interest income decreased $12,338 (54%) due to a new escrow release procedure on the current offering where new investor funds come into the Company quarterly rather than daily, thus lowering the amount of excess cash available for investment.

Operating expenses increased $5,939 (20%) as a reflection of the additional properties owned during the quarter. Interest expense increased $33,986 (16%) as a reflection of the additional debt taken on in connection with additional property acquisition and refinancing activities. Despite the large debt amounts, the Company is still below the maximum 50% debt a maximum that is allowed by the Company's by-laws (debt was 46% of property cost (as defined in the by-laws) at March 31, 1997). General and administrative costs increased $59,276 (309%) due to higher accounting, taxes, and general insurance expense and overhead costs related to the Company. General and administrative costs increased as a percentage of revenue going from 3% in 1996 to 11% in 1997. Much of this increase is due to $41,043 that the Advisor was paid during the quarter ended March 31, 1997 due to the revised provisions of the Advisor agreement. No advisor fees were earned during the quarter ended March 31, 1996. Depreciation and amortization expense increased $24,729 (26%) as the result of the ownership of additional properties during 1997 as compared to 1996. Net income of $204,738 for the quarter ended March 31, 1997 was $6,093 (3%) lower than the three months ended March 31, 1996.

The average number of shares outstanding during 1997 was 1,641,233 vs. 1,378,132 in 1996. Partly because of the greater number of shares outstanding, the net income per share decreased from $.15 in 1996 to $.13 in 1997. If this figure is analyzed using flow of funds - that is net income plus depreciation expense - then the amount in 1997 was $.20 per share vs. $.22 per share in 1996.

During the quarter ended March 31, 1997, the Company declared dividends totaling $325,906, compared to dividends of $245,932 declared for the quarter ended March 31, 1996. Cash basis income for the quarter ended March 31, 1996 was $324,203. This was derived by adding depreciation and amortization expense to net income. Thus, cash distributions this quarter were $1,703 greater than cash basis net income. In comparison, distributions in the first quarter 1996 were $59,635 less than cash basis income of $305,567. In either event, the Company continued to qualify as a REIT in 1997, and liquidity of the Company continues to be strong.

In summary then, the operating performance of the Company continued to improve as additional funds were raised, additional property was acquired, and all properties were operated profitably.

The following supplements the "Liquidity and Capital Resources" section on Page 45.

Fees paid to the Advisor and the Property Manager for the three months ended March 31, 1997 are as follows:

Advisor--$426,384
Property Manager --$29,489


The following supplements or amends the "ERISA CONSIDERATIONS" and "DESCRIPTION OF COMMON STOCK" sections on pages 62 and 63 of the Prospectus.

As of July 21, 1997, there are 1,826,924 Shares of the Company outstanding, held by approximately 950 Shareholders. In addition, $317,333 in gross proceeds has been raised from the sale of 31,733 shares in the current offering to twelve investors between June 24 and July 21, 1997; these funds have been deposited into an escrow account, and shares are expected to be issued in October 1997.

The following amends the Index to Financial Statements on p. 78.

West Coast Realty Investors
 Unaudited Financial Statements
  Balance Sheet as of December 31, 1996 and March 31, 1997................F-33
  Statements Of Income for the three months ended March 31,1997 and 1996..F-34 Statements of Stockholders' Equity for the three months ended March 31,
  1997 and 1996...........................................................F-35
  Statement of Cash Flows for the three months ended March 31, 1997 and
  1996....................................................................F-36
  Summary of Accounting Policies..........................................F-37
  Notes to Financial Statements...........................................F-38

West Coast Realty Investors, Inc.
  Pro Forma Statement of Income for the three months ended March 31,1997..F-47 Notes to Pro Forma Financial Statement for the three months ended
  March 31, 1997 .........................................................F-48


                       WEST COAST REALTY INVESTORS, INC.
                                 BALANCE SHEETS
                MARCH 31, 1997 (UNAUDITED) AND DECEMBER 31, 1996

                                             MARCH 31,1997  December 31, 1996
ASSETS
Rental real estate, less accumulated
   depreciation (Note 2)                      $25,909,334        $21,118,203
Cash and cash equivalents                         522,061          2,017,194
Accounts receivable                               337,992            247,948
Loan origination fees, net of accumulated
amortization of $43,293 and $40,248                99,578            102,622
Other assets                                       77,570             85,871

TOTAL ASSETS                                  $26,946,535        $23,571,838

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Accounts payable                               $58,904            $13,922
   Due to related party (Note 5(e))                50,700             46,285
   Dividends payable (Note 8)                     325,669            302,760
   Security deposits and prepaid rent             242,892            124,734
   Other liabilities                               70,826            100,453
   Notes payable (Note 6)                      12,325,239         10,078,793

TOTAL LIABILITIES                              13,074,230         10,666,947
COMMITMENTS
STOCKHOLDERS' EQUITY
Common stock, $.01 par-shares authorized,
5,000,000 shares issued, 1,671,442 and
1,550,607 outstanding in 1997 and 1996             16,714             15,506
Additional paid-in capital                     14,949,137         13,861,763
Retained earnings                             (1,093,546)          (972,378)

TOTAL STOCKHOLDERS' EQUITY                     13,872,305         12,904,891

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $26,946,535        $23,571,838

[FN]
                  See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.

                              STATEMENTS OF INCOME
                   THREE MONTHS ENDED MARCH 31, 1997 AND 1996
                                  (UNAUDITED)

                                       THREE MONTHS    Three Months
                                           ENDED           Ended
                                      MARCH 31, 1997  March 31, 1996
Revenues
   Rental (Notes 2 and 3)                    $729,886       $589,604
   Interest                                    10,375         22,713

                                              740,261        612,317
Costs and expenses
 Operating                                     36,256         30,317
 Property taxes                                27,722         19,140
 Property management fees (Note 5 (e))         29,489         27,964
 Interest expense                             244,147        210,161
 General and administrative                    78,444         19,168
 Depreciation and amortization                119,465         94,736

                                              535,523        401,486

Net income                                   $204,738       $210,831

Net income per share (Note 8)                    $.13           $.15

[FN]
               See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)
                                    COMMON     STOCK     ADDITIONAL
                                    SHARES    AMOUNT   PAID-IN CAPITAL     DEFICIT
BALANCE AT DECEMBER 31, 1996       1,550,607   $15,506     $13,861,763    $(972,378)

Issuance of stock, net               120,835     1,208       1,061,331           ---

Equity contribution by Affiliates
through expense reimbursements           ---       ---          26,043           ---

Net income                               ---       ---             ---       204,738

Dividends declared (Note 8)              ---       ---             ---     (325,906)

BALANCE AT MARCH 31, 1997          1,671,442   $16,714     $14,949,137  $(1,093,546)

                       THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                                   COMMON     STOCK        ADDITIONAL
                                   SHARES     AMOUNT     PAID-IN CAPITAL    DEFICIT
BALANCE AT DECEMBER 31, 1995      1,322,404   $13,224      $11,771,030    $(549,417)

Issuance of stock, net               91,260       913          883,375           ---

Net income                              ---       ---              ---       210,831

Dividends declared (Note 8)             ---       ---              ---     (245,932)

BALANCE AT MARCH 31, 1996         1,413,664   $14,137      $12,654,405    $(584,518)

[FN]
                   See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                            STATEMENTS OF CASH FLOWS
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                               Three Months  Three Months
                                                   Ended         Ended
INCREASE (DECREASE) IN CASH AND CASH               March         March
EQUIVALENTS                                       31,1997       31,1996
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                          $204,738      $210,831
Adjustments to reconcile net income to net
cash provided by operating activities:
    Depreciation and amortization                    119,465        94,736
    Interest expense on amortization of loan
    origination fees                                   3,045         6,953
Increase (decrease) from changes in:
     Accounts receivable                            (90,044)      (30,326)
     Other assets                                      8,300        10,745
     Accounts payable                                 44,982       (8,621)
     Due to related party                            (4,415)           ---
     Security deposits and prepaid rent              118,158           ---
     Other liabilities                              (29,627)           ---

NET CASH PROVIDED BY OPERATING ACTIVITIES            374,602       284,318

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to rental real estate                (4,907,441)           ---

NET CASH (USED IN) INVESTING ACTIVITIES          (4,907,441)           ---

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net        1,045,305       794,236
Equity contribution by Affiliates through
expense reimbursements                                26,043           ---
Dividends declared and paid                        (280,088)     (226,886)
Increase in notes payable                          2,300,000           ---
Payments on notes payable                           (53,554)      (41,505)

NET CASH PROVIDED BY FINANCING ACTIVITIES          3,037,706       525,845

NET INCREASE (DECREASE) IN CASH AND CASH         (1,495,133)       810,163
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING OF            2,017,194     1,450,022
PERIOD

CASH AND CASH EQUIVALENTS,  END OF PERIOD           $522,061    $2,260,185

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                         SUMMARY OF ACCOUNTING POLICIES


BASIS OF PRESENTATION
The accompanying balance sheet as of March 31, 1997, the income statements and statements of cash flow for the three month periods ended March 31, 1997, and 1996 are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the three month period ended March 31, 1997, are not necessarily indicative of results to be expected for the year ended December 31, 1997.


BUSINESS
West Coast Realty Investors, Inc. (the "Company"), is a corporation formed on October 26, 1989 under the laws of the State of Delaware. The Company exists as a Real Estate Investment Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Service Code. The Company has complied with all requirements imposed on REIT's for the 1996, 1995 and 1994 tax years; however qualification as a REIT for future years is dependent upon future operations of the Company. The Company was organized to acquire interests in income-producing residential, industrial, retail or commercial properties located primarily in California and the west coast of the United States. The Company intends to acquire property for cash on a moderately leveraged basis with aggregate mortgage indebtedness not to exceed fifty percent of the purchase price of all properties on a combined basis, or eighty percent individually and intends to own and operate such properties for investment over an anticipated holding period of five to ten years.


RENTAL  PROPERTIES AND DEPRECIATION
Assets are stated at lower of cost net realizable value. Depreciation is computed using the straight-line method over their estimated useful lives of
31.5 to 39 years for financial and income tax reporting purposes.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

LOAN ORIGINATION FEES
Loan origination fees are capitalized and amortized over the life of the loan.

                       WEST COAST REALTY INVESTORS, INC.
                   SUMMARY OF ACCOUNTING POLICIES(Continued)

RENTAL INCOME

Rental revenue is recognized on a straight-line basis to the extent that rental revenue is deemed collectible. Where there is uncertainty of collecting higher scheduled rental amounts, due to the tendency of tenants to renegotiate their leases at lower amounts, rental income is recognized as the amounts are collected.

CASH AND CASH EQUIVALENTS
The Company considers cash in the bank, liquid money market funds, and all highly liquid certificates of deposit, with original maturities of three months or less, to be cash and cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation.

NEW ACCOUNTING PRONOUCEMENTS
Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied
prospectively.   Earlier or retroactive  application  is  not  permitted.
The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                        WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
 THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996

NOTE 1 - GENERAL

On October 30, 1989, West Coast Realty Advisors, Inc. (the "Advisor"), purchased 1,000 shares of the Company's common stock for $10,000. On
August 30, 1990, the Company reached its minimum initial offering funding level of $1,000,000. As of March 31, 1997 the Company has raised $16,687,616 in capital.

Sales commissions and wholesaling fees, representing 8% of the gross proceeds from the sale of common shares, were paid to Associated Securities Corp. ("ASC"), a member of the National Association of Securities Dealers, Inc. ("NASD") and an affiliate of the Advisor.

Dividends are declared and accrued based approximately upon the previous quarter's income from operations before depreciation and amortization.

NOTE 2 - RENTAL PROPERTIES

The Company owns the following income-producing properties:
                                                                ORIGINAL
LOCATION (PROPERTY NAME)        DATE PURCHASED               ACQUISITION
                                                                   COST
Huntington Beach, California
(Blockbuster)                  February 26, 1991             $ 1,676,210
Fresno, California               May 14, 1993                  1,414,893
Huntington Beach, California
(OPTO-22)                     September 15, 1993               2,500,001
Brea, California                 March 4, 1994                 2,248,343
Riverside, California          November 29, 1994               3,655,500
Tustin, California
(Safeguard)                      May 22, 1995                  4,862,094
Fremont, California
(Technology Drive)             October 31, 1995                3,747,611
Sacramento, California
(Java City)                     August 2, 1996                 1,828,500
Irvine, California  (Tycom)    January 17, 1997                4,907,441

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
  THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996


NOTE 2 - RENTAL PROPERTIES (CONTINUED)

The major categories of property are:

                                    MARCH 31, 1997     DECEMBER 31, 1996

Land                                  $  8,971,126          $  7,401,126
Buildings and improvements              17,869,466            14,532,025

                                        26,840,592            21,933,151
Less accumulated depreciation              931,258               814,948

Net rental properties                $  25,909,334         $  21,118,203


A significant portion of the Company's rental revenue was earned from tenants whose individual rents represented more than 10% of total rental revenue.
Specifically:

     Five tenants accounted for 28%, 22%, 20%, 19% and 10% in 1997; Five tenants accounted for 23%, 19%, 18%, 12% and 10% in 1996; Four tenants accounted for 24%, 20%, 15% and 10% in 1995;

NOTE 3 - OTHER ASSETS

      Other assets consists of the following:

                                    MARCH 31, 1997       DECEMBER 31, 1996

Deposits and prepaid expenses             $78,449           $86,640
Organization costs                         14,330            14,330

                                           92,779           100,970
Less accumulated amortization              15,209            15,099

Net other assets                          $77,570           $85,871

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
  THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996

NOTE 4 - FUTURE MINIMUM RENTAL INCOME

As of March 31, 1997 and December 31, 1996, future minimum rental income under the existing leases that have remaining noncancelable terms in excess of one year are as follows:
                                         MARCH 31, 1997  DECEMBER 31,1996

      1997 .................................$1,729,798   $2,123,959
      1998 ..................................2,485,224    2,037,591
      1999 ..................................2,424,297    1,976,664
      2000 ..................................2,312,357    1,864,724
      2001 ..................................2,218,845    1,771,212
      Thereafter .......................... 17,941,509   15,255,711

      Total                                $29,112,030  $25,029,861

Future minimum rental income does not include lease renewals or new leases that may result after a noncancelable-lease expires.


NOTE 5 - RELATED PARTY TRANSACTIONS

The Advisor has an agreement with the Company to provide advice on investments and to administer the day-to-day operations of the Company. Property management services for the Company's properties are provided by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Advisor.

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
  THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996


During the periods presented, the Company had the following related party transactions:

     (a) In accordance with the advisory agreement, compensation earned by, or services reimbursed or reimbursable to the advisor, consisted of the following:

                                THREE MONTHS ENDED     FOR THE YEAR
                                  MARCH 31, 1997           ENDED
                                                     DECEMBER 31, 1996

           Syndication fees          $150,000              $82,864
           Acquisition fees           270,384               78,177
           Overhead expenses            6,000               12,000

                                     $426,384             $173,041

     (b) At March 31, 1997 and December 31, 1996, the Advisor owned 22,556 shares of the issued and outstanding shares of the Company.

     (c) Sales commissions paid in accordance with the selling agreement to ASC totaled $100,778 for the three months ended March 31, 1997 and $63,741 for the three months ended March 31, 1996.

     (d) Property management fees earned by WCRM totaled $29,489 and $27,964 for the three months ended March 31, 1997 and 1996, respectively.

     (e)  The Corporation had related party accounts payable as follows:

                                       MARCH 31, 1997     DECEMBER 31, 1996

   Associated Securities Corp.               $  1,210             $     396
   West Coast Realty Management                29,490                24,839
   West Coast Realty Advisors                  20,000                21,050

                                              $50,700               $46,285

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
  THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996
                                  (Continued)


NOTE 6 - NOTES PAYABLE

Notes payable are made up of the following:

                                                      MARCH 31,   DECEMBER 31,
                                                         1997           1996

8.25% promissory note secured by a Deed of Trust
on the Fresno Property, monthly principal and interest
payments are $5,244 due August 1, 2003 ................  $ 625,069    $628,471

Variable rate promissory note secured by a Deed
of Trust on the OPTO-22 property, interest rate
adjustments are monthly and are based on the 11th
District cost of funds rate plus 3% (7.835% at
December 31, 1996), and may never go below 6.5%
or above 11.0%, monthly principal and interest
payments are $12,723, due October 1, 2003 .............. 1,703,640   1,708,362

8.25% promissory note secured by a Deed of Trust on
the Blockbuster property, interest rate adjusts
to the 5-year Treasury rate plus 350 basis points
on February 1, 1999, monthly principal and interest
payments are $4,934, due February 1, 2004 ..............   566,047     569,132

9.25% promissory note secured by a Deed of Trust
on the Riverside property, monthly principal and
interest payments are $9,988, due November 8, 2004 ....  1,174,294   1,177,055

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
  THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996
                                  (Continued)

                                                      MARCH 31,   DECEMBER 31,
                                                           1997         1996
NOTE 6 - NOTES PAYABLE (CONT.)

Variable rate promissory note secured by a Deed of Trust
on the Brea property, interest rate is 9.5% until March 1,
2000 (and each succeeding March 1st) when interest rate
adjusts to the Moody's corporate bond index daily rate
plus 0.125%, monthly principal and interest payments
vary depending upon interest rates and are currently
$8,737, due March 1, 2020 ..........................   $ 978,411     $ 981,338

9.625% promissory note secured by a Deed of Trust
on the Safeguard property, monthly principal and
interest payments are $24,191, due February 1, 2005    2,134,704     2,155,575

8.24% promissory note secured by a Deed of Trust
on the Fremont property, interest rate equaled the 20-year
Treasury rate plus 1.65% at loan closing, monthly principal
and interest payments are currently $18,898, due
August 1, 2015 .................................       2,127,634     2,140,311

10% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,413, due November 1, 2001...................      334,427       336,272

8% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,126, due June 1, 2018........................     381,013       382,277

9.25% promissory note secured by a Deed of Trust on the
Tycom property, monthly payments of interest only are
approximately $17,000, due January 8, 1998.....        2,300,000          ---

                                                     $12,325,239   $10,078,793

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
  THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996

NOTE 6 - NOTES PAYABLE (CONT.)

The above carrying amounts with the exception of the note on the Fresno property are reasonable estimates of fair values of notes payable based on current lending rates in the industry for mortgage loans with similar terms
and maturities.   The fair value of the Fresno note is approximately $580,000 calculated by discounting the expected future cash outflows on the note to the present based on a current lending rate of 10%, which is the approximate industry lending rate on properties of this type in this location.

The aggregate annual future maturities at March 31, 1997 and December 31, 1996 are as follows:

      YEAR ENDING                       MARCH 31, 1997    DECEMBER 31, 1996

      1997 .................................. $156,768    $ 210,322
      1998 ..................................2,528,391      228,391
      1999 ..................................  248,287      248,287
      2000 ..................................  269,435      269,435
      2001 ..................................  582,090      582,090
      Thereafter ............................8,540,268    8,540,268

      Total                                $12,325,239  $10,078,793


NOTE 7 - DIVIDEND REINVESTMENT PLAN

The Company has established a Dividend Reinvestment Plan (the "Plan") whereby cash dividends will, upon election of the shareholders, be used to purchase
additional shares of the Company.   The shareholders' participation in the
Plan may be terminated at any time.

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE

Net Income Per Share for the three months ended March 31, 1997 and 1996 was computed using the weighted average number of outstanding shares of 1,641,233 and 1,378,132, respectively.

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
  THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND DECEMBER 31, 1996

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE (CONT.)

Dividends declared during the first quarter 1997 and 1996 were as follows:

                     OUTSTANDING          AMOUNT             TOTAL
RECORD DATE            SHARES           PER SHARE          DIVIDEND

January 1, 1997         1,550,607        $0.0666            $103,270
February 1, 1997        1,671,442         0.0666             111,318
March 1, 1997           1,671,442         0.0666             111,318

TOTAL                                                       $325,906

January 1, 1996       1,325,404           0.060             $79,524
February 1, 1996      1,371,794           0.060              82,308
March  1, 1996        1,401,664           0.060              84,100

TOTAL                                                      $245,932


NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is
to be applied prospectively.   Earlier or retroactive application is not
permitted.    The new standard provides accounting and  reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

NOTE 10 - SUBSEQUENT EVENT

(a) In April 1997, the Company paid dividends totaling $325,906 ($0.0666 per share per period), payable to shareholders of record on January 1, February 1, and March 1, 1997, respectively (Note 8).

(b) On April 1, 1997, a total of $1,402,438 in proceeds from the sale of shares in the Company's current offering was released from an escrow account, and 139,422 shares were issued to investors.

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                   FOR THE THREE MONTHS  ENDED MARCH 31, 1997

INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Tycom Property as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants on January 1, 1997 The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                              HISTORICAL    TYCOM    ADJUST-          PRO
                                MARCH        (I)     MENTS           FORMA
                               31, 1997              (NOTE 1)      CONDENSED
                                                                   MARCH 31,
                                                                     1997
REVENUE:
  Rental                         729,886               25,754 (a)   755,640
  Interest                        10,375              (7,400) (b)     2,975

                                 740,261               18,354       758,615


EXPENSES:
Operating                         93,467     19,800       773 (c)    94,240
                                                     (19,800) (e)
Interest                         244,147               12,240 (d)   256,387

Depreciation and amortization    119,465                            119,465

General and administrative        78,444        ---       ---        78,444

                                 535,523     19,800   (6,787)       548,536

Net income                      $204,738  $(19,800)    25,141       210,079

Net income per share                $.13                               $.14

Weighted Average Shares Used               Weighted Average Shares Used for Pro
for Historical Calculation    1,641,233    Forma Calculation       1,641,233

[FN]

(I) Period January 12, 1996 to December 17, 1996 (audited)

                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

The pro forma statements of income reflect operations for the Company assuming that the Tycom Property was acquired on January 1, 1997.
This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full three month's worth of operations reflected in the Statement of Income for the three months ended March 31, 1997.

There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:


(a) To reflect additional rental income for the Tycom Property, so that a full three months are recognized.

(b) To eliminate interest income to reflect funds used for the acquisition of Tycom.

(c) To reflect additional property management fees for three months based on the first year of the lease on the Tycom property.

(d) To reflect added interest expense for the quarter for the Tycom property based on the first year of payments under the projected amortization schedule for the Tycom Property loan.

(e) To eliminate operating expenses incurred by previous owner of Tycom Property in 1996 since the Company will be operating the Property on a triple net basis.